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05042212

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
APR 22 2005

SEC FILE NUMBER
8- 43754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Your Money Matters Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1465 Rt 31
(No. and Street)

Annandale, N.J. 08801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nisivoccia + Co LLP
(Name – *if individual, state last, first, middle name*)

11 Lawrence Road Newton NJ 07860
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOUIS N. MANCINELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUR MONEY MATTERS BROKERAGE SERVICES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

L. N. M. President
Signature

PRESIDENT
Title

W. [signature]
Notary Public ATTORNEY AT LAW - N.J.

WAYNE A. SCHULTZ
COUNSELLOR AT LAW
STATE OF NEW JERSEY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Your Money Matters Brokerage Services, Inc.

Computation of Net Capital Requirement under SEC Rule 15c3-1 as of 12/31/04

	1/25/2005 filing	2/16/2005 filing	Audited filing
Net Capital:			
Total Stockholders's equity	140,406	157,983	137,610
Deduct stockholders's equity not allowable			
Total stockholders equity qualified for net capital	140,406	157,983	137,610
Deductions and/or charges:			
Non-allowable assets:			
Receivables from brokers - dealers	503	503	503
Commissions receivable older than thrity days	-	371	1,235
Deferred tax assets	49,014	49,014	49,559
Equipment, net	36,682	36,682	38,584
Trademarks, net	17,480	17,480	17,480
Other assets	5,409	3,760	5,409
Net capital before haircuts on security positions (tentative net capital)	31,318	50,174	24,840
Haircuts on securities			
None			
Net Capital	31,318	50,174	24,840
Aggregate Indebteness:			
Items included in balance sheet:			
Commissions payable	-	-	66,876
Accounts payable and accrued expenses	51	51	11,195
Capital lease obligations	40,491	40,491	40,491
State income tax payable	-	-	500
	40,542	40,542	119,062
Total aggregate indebtedness			
Computation of basic net capital requirement:			
Minimum net capital required	5,000	5,000	7,941
Capital in excess of minimum net capital requirement	26,318	45,174	16,899
Excess net capital at 1000% (net capital less 10% of agregate indebtedness)	27,264	46,120	12,934
Ratio: Aggregate indebtedness to net capital	1.29 to 1	.81 to 1	4.79 to 1

Reconciliation with Company's computations (included in Part IIA of Form X-17A-5 as of December 31,2004)		
Net Capital as reported in Company's Part II(unaudited) FOCUS report (as revised)	31,318	50,173
Audit adjustments to net capital:		
To record additional commission receivable	18,856	50,741
To capitalize equipment	-	1,902
To record commissions payable	-	(66,876)
To record accrued professional fee and other expenses	-	(11,145)
To record net income tax adjustments	-	45
Net capital per above	50,174	24,840